Filed Pursuant to Rule 424(b)(3)
Registration No. 333-251136

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 9, DATED OCTOBER 17, 2024
TO THE PROSPECTUS, DATED APRIL 16, 2024

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated April 16, 2024 (the “Prospectus”), as supplemented by Supplement No. 1, dated April 16, 2024, Supplement No. 2, dated May 13, 2024, Supplement No. 3, dated May 16, 2024, Supplement No. 4, dated June 13, 2024, Supplement No. 5, dated July 17, 2024, Supplement No. 6, dated August 16, 2024, Supplement No. 7, dated August 16, 2024, and Supplement No. 8, dated September 16, 2024. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.to provide an update on the status of our current public offering;

B.to update the offering price and transaction price for each class of our common stock for subscriptions to be accepted as of November 1, 2024;

C.to disclose the calculation of our September 30, 2024 NAV per share, as determined in accordance with our valuation procedures, for each of our share classes;

D.to provide an update regarding distributions declared;

E.to update disclosure in the "Management" section of the Prospectus; and

F.to update disclosure in the "Experts" section of the Prospectus.

A.Status of Our Offering

We launched this offering on June 2, 2021. As of October 17, 2024, we have received gross proceeds of approximately $2.0 billion from the sale of 185.9 million shares of our common stock through our current public offering, including proceeds from our distribution reinvestment plan. As of October 17, 2024, approximately $179.6 million of our common shares remained available for sale pursuant to our current public offering in any combination of Class T Shares, Class S Shares, Class D Shares, and Class I Shares, exclusive of approximately $310.3 million of shares available under our distribution reinvestment plan. This is our third public offering, and as of October 17, 2024, we have received aggregate gross proceeds of approximately $3.4 billion from the sale of shares of our common stock through our public offerings, including proceeds from our distribution reinvestment plan.

B.November 1, 2024 Offering Price and Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of November 1, 2024 (and repurchases as of October 31, 2024) is as follows:

	Offering Price(1)	Transaction Price(1)
	(per share)	(per share)
Class T	$10.38	$10.02
Class S	$10.38	$10.02
Class D	$10.02	$10.02
Class I	$10.02	$10.02
(1)Prices presented are rounded to the nearest cent. Actual transactions are based on prices rounded to four decimals.

The transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2024. The NAV per share as of September 30, 2024 is the same for each of our share classes. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

C.September 30, 2024 NAV Per Share

Our board of directors has appointed a valuation committee comprised of independent directors, which we refer to herein as the valuation committee, to be responsible for the oversight of the valuation process. The valuation committee has adopted a valuation policy, as approved by our board of directors, and as amended from time to time, that contains a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at hinesglobalincometrust.com and is also available on our toll-free information line at (888) 220-6121. Please see "Valuation Policy and Procedures" in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding interim real property valuations provided by our Advisor and reviewed by Altus Group U.S. Inc., or Altus, the independent valuation advisor we have engaged to prepare appraisal reviews and carry out a review of the calculation of the NAV for the Company. All parties engaged by us in the calculation of our NAV, including our Advisor, are subject to the oversight of our valuation committee. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by Altus. Altus reviewed the calculation of the new NAV per share of our common stock as of September 30, 2024, as set forth, and concurred with the calculation of the new NAV per share.

The table below sets forth the calculation of our NAV per share of each class of shares of our common stock as of September 30, 2024 and August 31, 2024 (the NAV per share is the same for each class of shares of our common stock):

	September 30, 2024		August 31, 2024
	Gross Amount	Per Share	Gross Amount	Per Share
	(in thousands)		(in thousands)
Real estate investments	$4,322,103	$16.43	$4,257,330	$16.23
Other assets	369,915	1.41	390,639	1.49
Debt and other liabilities	(2,056,822)	(7.82)	(2,020,058)	(7.70)
NAV	$2,635,196	$10.02	$2,627,911	$10.02
Shares outstanding	262,957		262,276

Our consolidated balance sheet as of September 30, 2024 includes a liability of $52.1 million related to distribution and stockholder servicing fees payable to the Dealer Manager in future periods with respect to shares of its common stock. The NAV per share as of September 30, 2024 does not include any liability for distribution and stockholder servicing fees that may become payable after September 30, 2024, since these fees may not ultimately be paid in certain circumstances, including if Hines Global was liquidated or if there was a listing of our common stock.

As of September 30, 2024, we owned interests in 43 real properties that were 96% leased and consisted of 18.1 million square feet of leasable space (based on information as of June 30, 2024, but reflecting the acquisition of Duboce Apartments in September). Our portfolio was 33% levered based on the valuations of our real properties as of September 30, 2024.

The valuations of our real properties as of September 30, 2024 were reviewed by Altus in accordance with our valuation procedures. Certain key assumptions that were used in the discounted cash flow analysis, which were determined by our Advisor and reviewed by Altus, are set forth in the following table based on weighted-averages by property type. However, the table below excludes assumptions related to any properties that were acquired in the past 12 months and are being carried at their purchase price. In accordance with our valuation policy, the acquisition cost of these properties may serve as their value for a period of up to one year following their acquisition.

	Office	Industrial	Retail	Residential/Living	Other	Weighted-Average Basis
Exit Capitalization rate	6.61%	5.57%	6.49%	5.41%	6.42%	5.88%
Discount rate / internal rate of return (“IRR”)	7.96%	6.88%	7.52%	6.95%	7.62%	7.22%
Average holding period (years)	9.4	9.7	10.0	10.0	9.9	9.8

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Residential/Living	Other	Weighted-Average Values
Exit Capitalization rate (weighted-average)	0.25% decrease	2.62%	3.27%	2.31%	2.87%	2.41%	2.87%
	0.25% increase	(2.38)%	(3.35)%	(2.14)%	(2.85)%	(2.22)%	(2.82)%
Discount rate (weighted-average)	0.25% decrease	1.96%	1.96%	1.83%	1.88%	1.83%	1.91%
	0.25% increase	(1.92)%	(1.92)%	(1.78)%	(1.91)%	(1.79)%	(1.89)%

D.Distributions Declared

With the authorization of our board of directors, we declared monthly distributions for the month of October 2024 for each class of our common stock at the following rates (as rounded to the nearest three decimal places):

October 2024	Gross Distribution	Distribution and Stockholder Servicing Fee	Net Distribution
Class T Shares	$0.052	$0.008	$0.044
Class S Shares	$0.052	$0.007	$0.045
Class D Shares	$0.052	$0.002	$0.050
Class I Shares	$0.052	$—	$0.052
Class AX / JX Shares	$0.052	$—	$0.052

The net distributions for each class of shares of our common stock (which represents the gross distributions less the distribution and stockholder servicing fee for each applicable class of shares of common stock) will be payable to stockholders of record as of the last business day of October 2024, and will be paid on the first business day of November 2024. These distributions will be paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan. Distributions reinvested pursuant to our distribution reinvestment plan will be reinvested in shares of the same class of shares as the shares on which the distributions are being made. Some or all of the cash distributions may be paid from sources other than cash flows from operations.

E.Update to Management

1.The following updates the disclosure throughout the Prospectus concerning our board of directors (the “Board”) and committees thereof:

The Board previously voted to expand the number of directors from five to seven, contingent on the election of Laura Hines-Pierce and Diane S. Paddison to the Board at our annual meeting of stockholders on October 1, 2024 (the “Annual Meeting”). At the Annual Meeting, our stockholders elected all seven nominees to serve as directors, including Ms. Hines-Pierce and Ms. Paddison, thus expanding the Board from five to seven directors, four of whom are independent of us, our Advisor and our respective affiliates. Of the nominees elected to the Board, five were already serving as directors, and Ms. Paddison and Ms. Hines-Pierce were elected to fill the newly-created positions.

Ms. Hines-Pierce previously served on the Board, but resigned, voluntarily and temporarily, effective as of December 31, 2023. Ms. Hines-Pierce’s resignation was necessary in order to re-establish a majority of independent directors on the Board following the resignation of an independent director in November 2023. As disclosed previously, the Board expected to reappoint Ms. Hines-Pierce to the Board concurrently with the election of Ms. Paddison as an independent director. The Board determined that Ms. Paddison qualifies as an independent director in accordance with the criteria in our charter, the applicable rules of the SEC and the listing standards of the New York Stock Exchange, including with respect to committee service, and appointed her to serve on each of the Audit, Nominating and Corporate Governance, Conflicts, Compensation and Valuation Committees of the Board. Ms. Paddison was also appointed to serve as the chair of the Compensation and Valuation Committees. Mr. Niemann serves as chair of the Audit Committee, Mr. Cameron serves as chair of the Conflicts Committee, and Dr. Simmons serves as chair of the Nominating and Corporate Governance Committee.

2.The following biographies of Ms. Hines-Pierce and Ms. Paddison are hereby added under the subheading, “Our Officers and Directors,” beginning on page 66 of the Prospectus:

Diane S. Paddison, age 65. Diane S. Paddison serves as Founder of 4word, www.4wordwomen.org, a notfor- profit organization she founded in 2011 that connects, leads and supports professional Christian women and enables them to reach their potential. From February 2010 until June 2014, Ms. Paddison served as Chief Strategy Officer of Cassidy Turley, one of the nation’s largest commercial real estate service providers. Prior to joining Cassidy Turley, Ms. Paddison served as the Chief Operating Officer of ProLogis, an owner, manager, and developer of distribution facilities, from June 2008 until January 2009. Prior to that, Ms. Paddison was with CB Richard Ellis and Trammell Crow Company for over 20 years. During her time there, she served as Senior Vice President, Corporate and Investor Client Accounts from April 2001 until December 2004, Chief Operating Officer, Global Services from January 2005 until December 2006, and President, Global Corporate Services — Client Accounts from December 2006 until May 2008. Ms. Paddison was part of a ten-member executive team that managed the merger between Trammell Crow Company and CB Richard Ellis in December 2006. Ms. Paddison serves on the Salvation Army’s National Advisory Board and, since 2009, as an independent director at Lightstone Value Plus REIT V, Inc. Ms. Paddison is the author of “Work, Love, Pray.” Ms. Paddison holds a Master of Business Administration degree from the Harvard Graduate School of Business and a Bachelor of Science degree from Oregon State University where she graduated as Valedictorian.

We believe Ms. Paddison's significant experience in the commercial real estate industry, including decade in executive leadership roles at prominent real estate firms, as well as her experience serving on another public company board, make her well-qualified to serve as one of our directors.

Laura Hines-Pierce, age 40. Ms. Hines-Pierce is Co-CEO of Hines, working side-by-side with Chairman and Co-CEO Jeff Hines to help shape firm-wide strategy and manage key risks. She is a member of Hines’ Executive Committee and a member of the Investment Committee. Ms. Hines-Pierce joined Hines in 2012 and was responsible for project management of developments and support of new business opportunities in the Midwest and Southeast Regions. She served as Project Manager for River Point, a 1.1 million-square-foot, 52-story office tower and 1.5-acre park located in Chicago's West Loop submarket. Her responsibilities included zoning and entitlement, relationship management with equity partner Ivanhoé Cambridge, budget and schedule oversight, design and construction coordination, financial analysis, leasing and marketing. In 2017, Hines-Pierce worked in the Office of the Chief Investment Officer for Hines, focused on several firm-wide initiatives that have helped to refine investment strategy and acquisition efforts. From 2018 to 2020, she was Hines’ Transformation Officer where she supported strategic and transformative efforts across the business. In addition, Ms. Hines-Pierce was part of the grassroots team that established the OneHines Women’s Network, leading to the creation of Hines’ Diversity, Equity & Inclusion initiative. Prior to joining Hines, she worked for Sotheby’s in New York and interned at Eastdil Secured. Ms. Hines Pierce earned a BA in Economics and Art History from Duke University and an MBA from Harvard University.

We believe that Ms. Hines-Pierce's significant experience in multiple executive leadership roles within Hines and the considerable depth of her institutional knowledge of Hines and its affiliates qualifies her to serve on our board of directors.

3.On October 1, 2024, Alex Knapp notified the Chairman of our board of directors of his decision to resign from his position as our Chief Investment Officer—Europe, effective December 31, 2024.

Accordingly, all references to Mr. Knapp in the “Management” and “Conflicts of Interest” sections of the Prospectus are hereby updated to reflect that Mr. Knapp’s tenure at Hines, including as our Chief Investment Officer—Europe, will end on December 31, 2024.

F.Update to Experts

The following updates the “Experts” disclosure on page 180 of the Prospectus:
The statements included in this Supplement under Section C, “September 30, 2024 NAV Per Share,” relating to the role of Altus as the independent valuation advisor, have been reviewed by Altus and are included in this Supplement given the authority of Altus as an expert in real estate valuations. Altus Group does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.